Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-245005) and related Prospectus of SkyWest, Inc. for the registration of 370,720 shares of common stock and warrants to purchase up to 370,720 shares of common stock and to the incorporation by reference therein of our report dated February 18, 2020, with respect to the consolidated financial statements of SkyWest, Inc. and the effectiveness of internal control over financial reporting of SkyWest, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah

November 12, 2020